Approval for the termination of Thrunet’s corporate reorganization proceedings

1.Details of the invested company
-Name : Korea Thrunet Co., Ltd. (“Thrunet”)
-Representative : Soon-Yub Samuel Kwon
-Relation with hanarotelecom Inc. (“the Company”) : A company invested by the Company
-Paid-in capital : KRW 257,836,065,000
-Major business : Broadband internet service

2.Amount of investment : KRW 248,100,000,000
-Paid-in capital : KRW 2,310,675,900,000
-Ratio of the investment to paid-in capital : 10.7%

3.Number of Thrunet shares owned by the Company : 99,240,000 shares
-The Company’s shareholding ratio of Thrunet : 96.22%

4.Details of the decision to terminate of corporate reorganization proceedings
-The person filing the application : Seok Won Park, Receiver of Thrunet
-Competent court : The 5th Bankruptcy Department of the Seoul Central District Court
-Reasons for and details of the decision : Thrunet entered into an investment agreement with the Company on February 4, 2005 as part of its efforts to secure new capital for normalization of its operation at an earlier date, and has completed the payment of its Reorganization Security and Reorganization Credit, which had been scheduled to be paid in cash in accordance with the Amended Reorganization Plan, by using the fund channeled by the agreement. As there seems to be no obstacle in Thrunet’s conducting business as a normal company thanks to its improved financial structure, the court decided to terminate Thrunet’s reorganization proceedings in accordance with Article 271. Item 1. of the Corporate Reorganization Act.

5. Future plans : The Company pursuits the merge with Thrunet at an earliest date possible.

6.Enterprise group : Yes

7.Others : The above-stated paid-in capital is the amount as of the end of 2004.

* Date of relevant disclosure : June 23, 2005